SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐*

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) John T. Ryan III
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) 00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,788,437 (8) Shared Voting Power 4,597,446 (9) Sole Dispositive Power 1,788,437 (10) Shared Dispositive Power 4,597,446

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,385,883
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 15.5%
14)	Type of Reporting Person (See Instructions) IN

Page 2 of 4 Pages

Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a)	Name of Person Filing:	John T. Ryan III

(b)	Residence or Business Address:	Mine Safety Appliances Company
P.O. Box 426
Pittsburgh, PA 15230

(c)	Present Principal Occupation:	Chairman and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

See Items 7 through 11 and 13 of the cover page.

On August 25, 2004, the undersigned acquired shared voting and dispositive power over 601,115 shares of Common Stock as a result of his qualification as co-executor of the Estate of Mary Irene Ryan, the mother of the undersigned, who died August 14, 2004. Voting and dispositive power over the shares of Common Stock held by the Estate is shared with Irene Ryan Shaw, as co-executor. Irene Ryan Shaw is the sister of the undersigned. The following information with respect to Irene Ryan Shaw is to the best knowledge and belief of the undersigned:

Irene Ryan Shaw is a citizen of the United States. Her address is 9 Carriage House Lane, Mamaroneck, New York 10543. Her present principal occupation is not-for-profit organization board member.

To the knowledge of the undersigned, Irene Ryan Shaw has not within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following are the only transactions in Common Stock effected by the undersigned in the 60 days preceding August 25, 2004:

As reported in Amendment No. 4 to this Schedule 13D, on June 30, 2004 the undersigned sold 217,964 shares of Common Stock, Lynn Haven Associates, L.P., a limited partnership of which the undersigned and his spouse are the general partners, sold 23,000 shares of Common Stock and the Company’s Non-Contributory Pension Plan for Employees (the “Plan”), of which the undersigned is a co-trustee, sold 2,632,174 shares of Common Stock at a price of $29.00 per share under the Underwriting Agreement described in Amendment No. 4. On July 27, 2004, the Plan sold an additional 394,826 shares of Common Stock at a price of $29.00 per share upon exercise by the underwriters of their over-allotment option under the Underwriting Agreement.

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On July 12, 2004, the undersigned purchased 100 shares of Common Stock on the open market at a price of $32.32 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
John T. Ryan III

By:	Douglas K. McClaine
Attorney-in Fact

Date: August 27, 2004

Page 4 of 4 Pages